M. Scott Crocco

Senior Vice President and Chief Financial Officer

Air Products and Chemicals, Inc.

7201 Hamilton Boulevard, Allentown, PA 18195-1501

croccoms@airproducts.com

T 610-481-6931 F 610-709-5367

www.airproducts.com

11 March 2015

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Air Products and Chemicals, Inc.
Form 10-K for the Year Ended September 30, 2014
Filed November 24, 2014
File No. 1-4534

Dear Mr. Cash:

We have provided the information below in response to your letter dated February 26, 2015. Our responses have been numbered to correspond with the comments in your letter. The original comments contained in your letter have been included in italics for reference during your review.

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Comment 1 – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 22

Please revise future annual and quarterly filings to quantify and discuss the specific factors that impact consolidated cost of sales and gross profit margins during each period presented.

Response:

We respectfully advise the staff that in future filings, we will quantify and discuss the specific factors that impact consolidated cost of sales and gross profit margins during each period presented.

Comment 2 – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Reconciliation of Non-GAAP Financial Measures, page 30

You disclose that the presentation of non-GAAP measures is intended to enhance the usefulness of your financial information by providing measures that management uses internally to evaluate operating performance and cash flow. We further note your disclosure on page 20 that you increased your focus on cash flow and introduced the non-GAAP measure, Adjusted EBITDA, in the fourth quarter. As such, it appears to us that you are using Adjusted EBITDA as both a performance and liquidity measure. Therefore, please enhance your disclosures in future filings to also reconcile Adjusted EBITDA to the most directly comparable GAAP liquidity measure, cash provided by operating activities, and separately discuss the limitations of your non-GAAP measures as both performance and liquidity measures.

Response:

We acknowledge the staff’s comment and respectfully advise that we do not use Adjusted EBITDA as a liquidity measure. Our “Highlights for 2014” on page 20 was intended to refer to Adjusted EBITDA as a performance measure. The Company uses cash on hand and total debt to total capitalization, among other measures, as liquidity measures. We will revise future Adjusted EBITDA disclosures within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) as presented below to emphasize its use as an operating performance measure.

We define Adjusted EBITDA as income from continuing operations excluding certain disclosed items, which the Company does not believe to be indicative of ongoing business trends, before interest expense, income tax provision, and depreciation and amortization expense. Adjusted EBITDA provides a useful metric for management to assess operating performance. ~~We believe adjusted EBITDA provides a useful operational metric for the measurement of our cash flow.~~

Separately, we will enhance our reconciliation of non-GAAP financial measures discussion on page 30 in future filings to discuss the limitations of non-GAAP performance measures as underlined below.

The discussion of our annual results includes comparisons to non-GAAP financial measures, including Adjusted EBITDA. The presentation of non-GAAP measures is intended to enhance the usefulness of financial information by providing measures which management uses internally to evaluate our operating performance.

We use non-GAAP measures to assess our operating performance by excluding certain disclosed items that we believe are not representative of our ongoing business. We believe non-GAAP financial measures provide investors with meaningful information to understand our underlying operating results and to analyze financial and business trends.

Non-GAAP financial measures, including Adjusted EBITDA, should not be viewed in isolation, are not a substitute for GAAP measures, and have limitations which include but are not limited to:

•	Our measure excludes certain disclosed items, which we do not consider to be representative of ongoing business operations. However, these disclosed items represent costs (benefits) to the Company.

•	Though not business operating costs, interest expense and income tax provision represent ongoing costs of the Company.

•	Depreciation, amortization, and impairment charges represent the wear and tear and/or reduction in value of the plant, equipment, and intangible assets which permit us to manufacture and/or market our products.

•	Other companies may define non-GAAP measures differently than we do, limiting their usefulness as comparative measures.

A reader may find any one or all of these items important in evaluating our performance. Management compensates for the limitations of using non-GAAP financial measures by using them only to supplement our GAAP results to provide a more complete understanding of the factors and trends affecting our business. In evaluating these financial measures, the reader should be aware that we may incur expenses similar to those eliminated in this presentation in the future.

Comment 3 – Critical Accounting Policies and Estimates, Goodwill, page 41

You disclose that you had four reportable segments and thirteen reporting units as of September 30, 2014. Please tell us how the reorganization that resulted in your recognition of seven reportable segments effective as of October 1, 2014 impacted your determination and recognition of your reporting units. Please ensure your response provides us with your analysis of ASC 350-20-35-33 – 35-38 regarding the identification of your reporting units and ASC 350-20-35-45. Please also refer to ASC 350-20-55-1 – 55-9 for additional guidance.

Response:

As of September 30, 2014 the Company’s businesses were managed globally and reported under four global segments. Regional businesses operated under these global segments, and thirteen reporting units were identified. The Company was reorganized effective October 1, 2014 under a new regional management structure, and we determined we have seven reportable segments. Under this new structure, the businesses are managed regionally and retain their regional characteristics. We concluded that the Company has thirteen reporting units within our seven reportable segments.

We performed our evaluation of the components and reporting units in accordance with ASC 350-20-35-33 through 35-38 and considered the following economic characteristics: the assets utilized in production and distribution, the types of products sold, the mode of supply, and the end markets/customers. Consistent with ASC 350-20-55-8, we did not aggregate similar components that related to different operating segments. In most instances, an old reporting unit was equal to the new reporting unit or was included in the new reporting unit in its entirety, and the goodwill balance of the old reporting unit was transferred to the new reporting unit. Our Latin America reporting unit is an example of one of the reporting units that did not change as a result of the reorganization.

As we disclosed on pages 41 and 66 of our 2014 Form 10-K, as of September 30, 2014, the majority of our goodwill was assigned to reporting units within the Merchant Gases and Electronics and Performance Materials segments. As we moved to the new reporting units and conducted our analysis to reassign goodwill under the relative fair value approach as prescribed by ASC 350-20-35-45, the main area of change was associated with our Electronics tonnage business. This business was previously part of the Electronics and Performance Materials segment. Under our new organization, it is now regionally aligned within each of our Industrial Gases segments (Americas, EMEA, and Asia).

A portion of the goodwill from the old reporting unit was allocated to the respective new reporting units within each of those segments based on our estimates of their relative fair value. The assumptions and methodologies for determining the fair value of the old reporting unit in total, and its individual pieces, were similar to those utilized in our annual impairment test conducted in the fourth quarter of fiscal year 2014.

Comment 4 – Critical Accounting Policies and Estimates, Goodwill, page 41

We note the material goodwill impairment charge you recorded during the current fiscal year. We also note the reporting unit the impairment charge related to continues to have material goodwill and intangible assets. In order for investors to more fully understand the impairment charge you recorded and better assess the likelihood of additional impairment charges, please show us how you will revise future filings to address the following:

•	Quantify and discuss the most significant assumptions you used to determine the impairment charge you recorded, including the growth projections;

•	Provide a sensitivity analysis related to the impairment charge you recorded that indicates the potential impact of changes in your significant assumptions on the fair value of the reporting unit at risk; and

•	Quantify and discuss the nature of any other material assets related to the reporting unit at risk, including the amount of intangible assets.

Response:

We utilized both the income approach and the market approach in determining the amount of goodwill impairment in our Latin America reporting unit in fiscal year 2014. For the income approach, we utilized the following significant assumptions: revenue growth rates, operating profit margins, discount rate, and exit multiple to determine fair value. Under the market approach, we utilized market multiples of revenues and earnings of comparable publicly traded industrial gases companies in similar lines of business to determine fair value. We consider our assumptions to be confidential; therefore, they are not specifically disclosed.

Effective with the 2015 Form 10-K, we will revise our Critical Accounting Policies and Estimates disclosure on pages 41 and 42 as underlined below:

We conducted our annual goodwill impairment testing as of 1 July 2014, the first day of the fourth quarter. Other than our Latin America reporting unit within the Merchant Gases segment, we determined that the fair value of each of our reporting units substantially exceeded its carrying value, and therefore there were no indications of impairment. The Latin America reporting unit is composed predominately of our Indura business, with assets and goodwill associated with operations in Chile and other Latin American countries. Recently, economic conditions in Latin America, including the impact of tax legislation in Chile, have been less favorable due to increasing inflation, a decline in Chilean manufacturing growth, and weaker export demand for many commodities. As a result, we lowered our initial projections by approximately 2% for sales and approximately 6% for EBITDA margin for our Latin America reporting unit and determined that the associated goodwill was impaired. In the fourth quarter, we recorded a noncash impairment charge of $305.2. Refer to Note 9, Goodwill, to the consolidated financial statements for additional information.

Due to the reorganization of our business effective as of 1 October 2014, we conducted an additional impairment test on our existing reporting units as of 30 September 2014. The fair value of all of our reporting units except Latin America substantially exceeded their carrying value at 30 September 2014. The fair value of our Latin America reporting unit exceeded its carrying value by approximately 10%. The fair value of the Latin America reporting unit at 30 September was estimated based on a similar outlook and assumptions as those used for the 1 July 2014 testing, and the fair value of the reporting unit exceeded its carrying value primarily due to depreciation and amortization and the impact of the Chilean tax rate change. Two primary drivers of fair value for this reporting unit are revenue growth and EBITDA margin. Based on a sensitivity assessment of these two drivers, we determined that, with other assumptions held constant, a decrease in revenue growth rates of approximately 2% or a decrease in EBITDA margins of approximately 3% would result in the fair value of the reporting unit being equal to its carrying value, which would require that we perform step 2 of the impairment analysis to assess the need for additional goodwill impairment.

As of 30 September 2014, the carrying value of Latin America goodwill was $232.7. The reporting unit has other material assets that include: Plant and equipment, net of $454.6, Customer relationships of $222.0, and Trade names and trademarks of $74.6. The Trade names and trademarks are classified as indefinite-lived intangible assets. See impairment considerations for these assets within the Plant and Equipment and Intangible Assets sections of our Critical Accounting Policy and Estimates. If economic conditions in the Latin America operating environment deteriorate further or the business fails to perform as expected, an additional review of goodwill recoverability may be warranted.

Comment 5 – Item 8. Financial Statements and Supplementary Data, 1. Major Accounting Policies, Postemployment Benefits, page 55

Please confirm and clarify in future filings, if accurate, that, in addition to the criteria you disclose, termination benefits are accrued after a termination plan is communicated to employees as required by ASC 420-10-25-4. Otherwise, please more fully explain to us how you determined your policy is appropriate.

Response:

We acknowledge the staff’s comment and respectfully advise that the Company has historically provided termination benefits in accordance with pre-existing severance policies and plans for eligible employees. To date, we have not provided one-time termination benefit arrangements of significance.

In future filings, the Company will revise our disclosure to clarify this point as follows:

Postemployment Benefits

We provide termination benefits ~~provided~~ to employees as part of ~~a cost reduction plan, such as that discussed in Note 4, Business Restructuring and Cost Reduction Actions, meet the definition of an~~ ongoing benefit arrangements and record a liability ~~is recognized~~ for termination benefits when probable and estimable. These criteria are met when management, with the appropriate level of authority, approves and commits to its plan of action for termination; the plan identifies the employees to be terminated and their related benefits; and the plan is to be completed within one year. We do not provide one-time benefit arrangements of significance. ~~During periods of operations where terminations are made on an as-needed basis, absent a detailed committed plan, terminations are accounted for on an individual basis and a liability is recognized when probable and estimable. We have severance policies and plans for eligible employees.~~

Comment 6 – Item 8. Financial Statements and Supplementary Data, 7. Summarized Financial Information of Equity Affiliates, page 65

We note your disclosure that summarized financial information you present has been “compiled based on the unaudited financial statements of the companies accounted for by the equity method.” Please explain to us the appropriateness of referring to your apparent use and reliance on unaudited financial statements given that the summarized financial information you provided is included in your audited financial statements, is covered by your auditors’ report, and is required by Rule 4-08(g) of Regulation S-X.

Response:

We acknowledge the staff’s comment and respectfully advise that we intend to eliminate in future filings “unaudited” as the financial information is covered by the auditors’ report.

We will revise our disclosures on page 65 in Note 7, Summarized Financial Information of Equity Affiliates, to state the following:

The summarized financial information below is on a combined 100% basis and has been compiled based on ~~the unaudited~~ financial statements of the companies accounted for by the equity method.

Comment 7– Item 8. Financial Statements and Supplementary Data, 22. Income Taxes, page 91

We note that the foreign taxes and credits line item in your rate reconciliation contributed to a decrease of 10% of your effective tax rate during the current period. Please clarify the nature of the items in the foreign taxes and credits line item in your effective tax rate reconciliations. Please also explain to us your consideration of providing additional disclosures, either in the income tax footnote or MD&A, regarding the impact of material component(s) of this reconciling item on your income taxes. Such disclosures should have the objective of providing information about the quality of, and potential variability of, your earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance. The disclosures may include identifying your material tax jurisdictions along with their corresponding pre-tax earnings, statutory tax rates, effective tax rates, and whether the mix has changed materially in the past or is reasonably likely to change in the future.

Response:

The foreign taxes and credits line item in the effective tax rate reconciliation includes foreign taxes on foreign earnings and the U.S. tax on foreign earnings. Effective with the 2015 Form 10-K, we will revise Note 22, Income Taxes, to break out the components of the foreign taxes and credits line item and provide additional commentary as underlined below. In addition, our discussion of the effective tax rate within Item 7. MD&A will reference this footnote for additional information.

A reconciliation of the differences between the United States federal statutory tax rate and the effective tax rate is as follows:

(Percent of income before taxes)	2014	2013
U.S. federal statutory tax rate	35.0%	35.0%
State taxes, net of federal benefit	.5	.5
Income from equity affiliates	(3.9)	(4.3)
Foreign tax differentials	(8.3)	(5.4)

U.S. taxes on foreign earnings	(1.7)	(1.5)

Domestic production activities	(.7)	(.6)
Non-deductible goodwill impairment charge	8.0	—
Non-U.S. subsidiary tax election	(3.8)	—
Other(A)	1.9	(.9)

Effective Tax Rate	27.0%	22.8%

(A)	Other includes the impact of Chilean tax rate changes of 1.5% in 2014.

Foreign tax differentials represent the difference between foreign earnings subject to foreign tax rates lower than the U.S. statutory tax rate of 35.0%. Foreign earnings are subject to local country tax rates that are generally below the 35.0% U.S. statutory rate and include tax holidays and incentives. As a result, our effective non-U.S. tax rate is typically lower than the U.S. statutory rate. If foreign pre-tax earnings increase relative to U.S. pre-tax earnings, this rate difference could increase. The jurisdictions in which we earn pre-tax earnings subject to lower foreign taxes than the U.S. statutory rate include Korea, Taiwan, the United Kingdom, China, Canada, Spain, and Belgium. As more than 80% of the pre-tax earnings are in countries with a statutory tax rate of 24% or higher, we do not generate a disproportionate amount of taxable income in countries with very low tax rates. U.S. taxes on foreign earnings is a tax benefit primarily due to foreign tax credits on the repatriation of foreign earnings to the U.S.

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In connection with this response, management acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff require any additional information, please contact me at 610-481-6931.

Sincerely,

M. Scott Crocco
Senior Vice President and Chief Financial Officer